BofA Securities, Inc.

One Bryant Park

New York, NY 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Piper Sandler & Co.

1251 Avenue of the Americas

39th Floor

New York, New York 10020

July 18, 2025

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Augustin, Katherine Bagley, Tayyaba Shafique and Terence O’Brien

Re: Carlsmed, Inc.

Registration Statement on Form S-1, as amended

Filed July 15, 2025

File No. 333‑288339

Acceleration Request

Requested Date: July 22, 2025

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Carlsmed, Inc., a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on July 22, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Morrison & Foerster LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and we have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours, BofA Securities, Inc. Goldman Sachs & Co. LLC Piper Sandler & Co. As Representatives of the several Underwriters BOFA SECURITIES, INC.
By:	/s/ Milton Hsu
Name:	Milton Hsu
Title:	Managing Director

Goldman Sachs & Co. LLC

By:	/s/ Lyla Bibi
Name:	Lyla Bibi
Title:	Partner, Global Head of Healthcare ECM

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]